Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Acxiom Corporation:

We consent to the use of our reports dated June 8, 2006, with respect to the consolidated balance sheets of Acxiom Corporation as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006, and the effectiveness of internal control over financial reporting as of March 31, 2006, incorporated herein by reference.

/s/ KPMG LLP

Dallas, Texas

August 24, 2006